Exhibit 99.1

Quest Rare Minerals Ltd.

QUEST ENGAGES HATCH TO UNDERTAKE ADVANCED

METALLURGICAL AND SEPARATION PLANT ENGINEERING WORK,

STRANGE LAKE B-ZONE DEPOSIT, QUÉBEC

Toronto, October 26, 2012 – Quest Rare Minerals Ltd. (TSX ; NYSE MKT: QRM) is pleased to announce that it has engaged world metallurgical engineering leader, Hatch Associates Ltd. (“Hatch”), to execute some of the critical tasks required for the hydrometallurgical plant engineering work as well as to undertake a Scoping Study for a rare earth separation plant for the Strange Lake B-Zone rare earth operation in northeastern Québec.

Their scope of work includes:

•	To complete engineering for the solvent extraction (SX) circuit of the proposed hydrometallurgical complex for incorporation in the pending Pre-Feasibility Study

•

To undertake a Peer Review of key areas within the Pre-Feasibility report prior to its public release, these areas include process, site infrastructure, TDF, road, airstrip, port/wharf, Capex, Opex and execution plan.

•	To undertake a scoping-level study of a separation plant for the operation

•	To look at the feasibility of a Dry Milling complex at the front end of the hydrometallurgical complex as an alternative drawing on their experience at Gold Strike.

Quest management is very pleased that Hatch has put forward a highly experienced team of specialists for these work projects.

“The depth of the talent and experience that Hatch has assembled for the completion of critical pieces of our impending pre-feasibility study work represents an important supplement of our existing project team working on the B-Zone deposit development. We look forward to their contribution and input with our current partners on this study,” said Colin Lindsey, Quest’s Vice-President, Operations.

About Quest Rare Minerals

Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. Quest is publicly listed on the TSX and NYSE MKT as “QRM” and is led by a highly-respected management and technical team with a proven mine finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and the Misery Lake areas of northeastern Quebec. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in North Eastern Quebec. Quest recently filed a 43-101 Indicated and Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a marketed equity financing completed in October 2010, Quest has a strong working capital position of $41.7 million and is able to execute on its project intentions. This is expected to be sufficient to advance Quest’s plans of completing PFS and bankable feasibility studies of the B-Zone REE deposit and to continue exploration on its other rare earth properties.

About Hatch Associates Ltd.

Hatch is a leading global consulting, engineering, technologies, information systems, and project and construction management organization that serves the mining & metals, energy and infrastructure sectors. Hatch provides a full range of technology-driven, value-adding solutions and services through a network of more than 80 permanent offices worldwide. Programs and projects under management have an aggregate value in excess of US$30 billion. Hatch is an employee-owned company of more than 10,000 employees.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:

Peter J. Cashin

President & CEO

Colin Lindsay

Vice-President, Operations

Tel: (416) 916-0777 or 1-877-916-0777

Fax: (416) 916-0779

E-mail: info@questrareminerals.com

URL : www.questrareminerals.com